Exhibit 4.16

DATED THIS JANUARY 1, 2018

BETWEEN

Wah fu Education Group Limited

AND

Mr. Gang YAO

Employment Agreement

Service Provider Initials: __________	1/11

Table of content

1.	Term of Agreement	3
2.	Service SCOPE	3
3.	Personal service FEE&ACCIDENT INSURANCE	4
4.	eXPENSES	5
5.	Representation and Warranty of The Service Provider	5
6.	CONFIDENTIALITY	5
7.	Non-solicitation obligations	6
8.	Non-Disparagement	6
9.	No Bribery	7
10.	Variations AND TRANSFER	7
11.	Breach of Agreement &Termination	7
12.	Force Majeure	8
13.	NOTICES	9
14.	Entire Agreement	9
15.	LANGUAGE	10
16.	Dispute Resolution	10
17.	Governing Law	10
18.	Miscellaneous	10

Service Provider Initials: __________	2/11

THIS Service AGREEMENT (the “Agreement”) is entered on 1st ,Jan ,2018 by the following two parties:

Company:	Wah fu Education Group Limited (the “Company”)
Authorized Representative: Yang YU

Address: Room 505 Building No.40, No.1 Disheng North Street Economic and Technological Development Zone Beijing, China 100176

Service Provider: Gang YAO (the “Service Provider”)

ID Number:

Address:	Room301, No.1, 11Floor, Fenglian Shanzhuang, Haidian District, Beijing

Contact Number:	13910192869

The Company and the Service Provider are hereinafter referred to collectively as “Parties” and individually as a “Party”.

WHEREAS, the Company is a limited liability company duly incorporated in accordance with the laws of the British Virgin Islands.

WHEREAS, the Service Provider is a PRC citizen and a certified public accountant of China.

WHEREAS, the Service Provider wishes to act as chief financial officer in accordance with the terms described as below, and the Company wishes the Service Provider to undertake such service;

NOW THEREFORE, the Company and the Service Provider, on the basis of their equal and self-willing negotiation, agree to enter into this Agreement and establish the service relationship in accordance with the GENERAL PRINCIPLES OF THE CIVIL LAW OF THE PEOPLE’S REPUBLIC OF CHINA, CONTRACT LAW OF THE PEOPLE’S REPUBLIC OF CHINA and other relevant laws and regulations.

1.	Term of Agreement

1.1	Both Parties agree that the term of this Agreement is 2 year, from January 2018 to December 2019. Both Parties can renew this Agreement upon expiration of the above term.

2.	Service SCOPE

2.1	According to the requirement of the Company’s operation and business, the Company hereby engages the Service Provider to act as CFO or any other titles as agreed by both Parties with such duties, authority and responsibilities as are normally associated with and appropriate for such service. The Service Provider hereby agrees to provide such service. The Service Provider will report to General Manger/ Executive Partner or other person(s) as designated by the Company from time to time. Considering the nature of the independent personal service rendered by the Service Provider, the Company hereby commits to make every endeavour to provide convenient working conditions to the Service Provider.

Service Provider Initials: __________	3/11

2.2	Unless otherwise authorized by the Company in writing, the Service Provider is not authorised to bind the Company, or any of its related entities (“Associated Company”) or enter into, on behalf of the Company or any of its Associated Company, any contract, deeds, agreements, assignments or other legal documents and papers that create legal obligations and liabilities on the part of the Company or any Associated Company, including but not limited to contract for the sale or provision of services or products, lease agreements, loans or other forms of borrowing on behalf of the Company or any Associated Company.

3.	Personal service FEE&ACCIDENT INSURANCE

3.1	It’s agreed by both Parties that the all-inclusive pre-tax gross monthly personal service fee is RMB 26,250, which shall be paid to the Service Provider’s personal bank account as accepted by the Company on or before the 15th day of the next month. The exchange rate (if applicable) shall be subject to the middle rate as announced by the State Administration of Foreign Exchange (http://www.safe.gov.cn) on the 1st business day of each pay month.

3.2	Both Parties agree that the Service Provider shall check the accuracy of the remunerated service fee in a timely manner. Should there be any dispute over the amount of remuneration paid by the Company, the Service Provider shall notify the Company in writing within 3 business days without any delay. Otherwise it shall be deemed that all the due and payable service fee has been settled properly.

3.3	The Service Provider shall pay the individual income tax in accordance with the applicable laws and regulations of China. Both Parties agree to choose below Option ii) to complete the relevant tax filing and payment work. i) Both Parties agree to engage a professional firm as the tax agent to withhold the individual income tax for the Service Provider and declare it to the competent tax authority on his/her behalf. It’s further agreed by both Parties that the selection and engagement of such professional firm shall be decided by the Company and the corresponding service fee incurred by that engagement shall also be completely borne by the Company. ii) Service Provider shall complete the relevant tax filing and payment work by him/herself and at own expense; all relevant tax liability shall be borne by him/herself.

3.4	It’s agreed by both Parties that the aforementioned personal service fee shall include any and all accident insurance for the Service Provider. The Service Provider shall buy commercial accident insurance with sufficient insurance coverage at his/her own and at his/her so discretion. Any accident injury occurred to the Service Provider during his/her performance of duty shall be deemed as irrelevant to the Company. The Service Provider shall claim for compensation to insurance company according to his/her insurance policy.

Service Provider Initials: __________	4/11

4.	eXPENSES

4.1	The Company will reimburse the Service Provider for the reasonable, ordinary, necessary and documented incremental costs incurred by the Service Provider (e.g. phone, fax, internet connectivity etc.) and subject to production of appropriate vouchers or receipts of such expenditure. The Company will reimburse all reasonable travel expense incurred by the Service Provider in accordance with the Company’s travel and expense reimbursement policy.

5.	Representation and Warranty of The Service Provider

5.1	The Service Provider warrants that he/she has the experience and capability to efficiently and expeditiously to perform the services in a satisfactory manner and that the services performed by him/her under this Agreement shall be performed by the Service Provider in accordance with accepted standards.

5.2	The Service Provider represents and warrants to the Company that the performance of the Service Provider’s duties pursuant to the Service Provider’s engagement will not violate any agreements with or trade secrets of any other person or entity.

5.3	The Service Provider warrants that he/she will comply with the Company’s current confidentiality and conflicts of interest policies.

5.4	The Service Provider agrees that all intellectual property developed or performed as a result of this Agreement shall be the sole property of the Company.

5.5	The Service Provider agrees to return all property belonging to the Company on termination of this Agreement, or when requested by the Company.

6.	CONFIDENTIALITY

6.1	The Service Provider agrees not to disclose or communicate in any manner, either during or after this agreement with the Company, information about the Company’s operations or client, or any other information, that relate to the business of the Company including, but not limited to the names of its clients, its marketing strategies, operations or any other information of any kind which would be deemed confidential, a trade secret, or other form of proprietary information of the Company. To the extent that the Service Provider feels they need to disclose confidential material he/she may only do so after obtaining authorisation from the General Manager of the Company.

6.2	Within the validity term of this Agreement, both Parties shall take proper measures to keep the materials or information strictly confidential.

Service Provider Initials: __________	5/11

7.	Non-solicitation obligations

7.1	The Service Provider undertakes to perform the following obligations:

a)	Non-Solicitation of Employees. While the Service provider is employed by the Company and for a period of twelve (12) months after the termination or expiration of the Service Agreement, the Service Provider shall not, directly or indirectly, solicit, recruit, induce, or otherwise encourage the Company employees to terminate their employment with the Company or to engage in any Competitive Business.

b)	Non-Solicitation of Customers, Vendors or Suppliers. While the Service provider is employed by the Company and for a period of twelve (12) months after the termination or expiration of the Service Agreement, the Service Provider shall not, directly or indirectly, (i) solicit for any Competitive Business any past, present or prospective the Company’s customer, vendor, or supplier which the Service Provider solicited, with which the Service Provider maintained a business relationship, or about which the Service Provider have obtained confidential information on behalf of the Company; or (ii) solicit or encourage any past, present, or prospective customer, vendor, or supplier to terminate or otherwise modify adversely his, her, or its business relationship with the Company. A Competitive Business is any business that (i) competes with the Company, as the Company is conducted now or as it may be conducted in the future, or (ii) provides or may provide services that are similar in any way to those provided by the Company now or in the future.

7.2	The Service Provider understands that the non-solicitation obligations in this Agreement are not meant to prevent him/her from earning a living or pursuing his/her career. Their purpose is to prevent any Competitive Business from gaining any unfair advantage from his/her knowledge of Confidential Information or his/her use of the Company’s goodwill. The Service Provider further acknowledges and agree that the time, geographic and scope limitations of his/her obligations are reasonable and necessary to protect the Company’s confidential information and goodwill, and that based on his/her education, training and background the Service Provider will not be precluded from gainful employment and will be able to maintain an adequate standard of living if the Service Provider complies with those obligations during the period. If the Service Provider becomes unemployed subsequent to the effective date of this Agreement, the Service Provider will diligently pursue other employment opportunities that are consistent with his/her obligations under this Agreement and with his/her general skills and interests.

Service Provider Initials: __________	6/11

8.	Non-Disparagement

8.1	The Service Provider shall not make, or instruct any third party to make or publish, any statements (whether written or oral) to the press or other media, on websites or to any third parties (including without limitation existing and prospective customers of the Company) that disparage, defame, criticize, or demean the Company, predecessors, successors or each of their respective present and former directors, officers, trustees, partners, principals, and employees, including, without limitation, any such statements relating to events or interactions occurring in connection with the Service Provider’s exit, the termination of employment and termination hereof.

9.	No Bribery

9.1	The Service Provider may not, without prior written consent of the Company, give or accept any favours of whatever kind (including without limitation, gifts, cash, loan, entertainment and advantage) to or from any actual or potential customers or suppliers or regulatory / government / other agencies.

10.	Variations AND TRANSFER

10.1	All amendments, supplements, subtractions, or alterations to this Agreement shall be made in written form and become valid upon the execution by both Parties. The valid amendments, supplements, subtractions, or alterations shall from an integral part of this Agreement, and shall have the same legal force as the text of this Agreement.

10.2	The Company may transfer or assign this Agreement to any of its Associated Company. This Agreement shall inure to the benefit of and be binding upon such successors or assigns of the Company. If this Agreement is assigned in accordance with the foregoing provisions, all references herein to the Company shall likewise be deemed to be references to the successor or assignee. The Service Provider may not transfer, assign or otherwise convey this Agreement or any part of the Service Provider’s rights or obligations herein.

11.	Breach of Agreement &Termination

11.1	Either Party may, without prejudice to any other remedy, terminate this Agreement in whole or in part by a written notice send to the other Party, if the other Party:

a)	fails to perform its confidentiality obligation under this Agreement;

b)	fails to perform any other obligations under this Agreement except minor parts thereof, and does not remedy for its failure within a period of five (5) days upon receipt of the written notice from the other Party or a period agreed upon between the Parties;

c)	Affected by any event of Force Majeure for more than thirty (30) days.

Service Provider Initials: __________	7/11

11.2	Either Party of the Agreement wishes to terminate this Agreement shall give a 30-day prior written notice to the other Party or shorter by mutual consent and free of any termination charge.

11.3	Within 30 days prior to the expiration of the term of this Agreement, this Agreement may be renewed on the basis of mutual consultation and consent. Upon expiration of this Agreement, if the Parties do not renew this Agreement and the service and business undertaken by the Service Provider are not yet completed, this Agreement shall remain valid until the completion of such service and business.

11.4	Upon the expiration of the term of this Agreement, the Party who does not intend to renew this Agreement shall notify the other in writing 30 days prior to the termination of this Agreement.
11.5	The service provider shall strictly adhere to the Company Rules, including without limitation to, Code of Conduct, Employee Handbook, that are issued or updated from time to time, and shall be required to sign the Company’s formal undertakings to abide by such Company Rules. If the service provider materially and severely violates such Company Rules, the Company shall be entitled to suspend or immediately terminate this Agreement without any severance or compensation payment.

11.6	The service provider shall fully obey the work discipline and work arrangement. If the service provider materially and severely violates such work discipline and work arrangement, the Company shall be entitled to suspend or immediately terminate this Agreement without any severance or compensation payment. In case the service provider fails to meet the above requirement and leads to labour injury and/or labour accident to him, the Company may reserve the right not to compensate; if the failure of performance leads to damage to other parties, the service provider shall undertake all corresponding legal liabilities in accordance with laws and regulations.

12.	Force Majeure

12.1	Should either Party be prevented from performing any of its obligations under this Agreement due to event of Force Majeure, such as war, serious fire, typhoon, earthquake, flood and any other events which could not be expected, avoided and overcome, the affected Party shall notify the other Party of its occurrence by fax and send by registered airmail a certificate issued by the competent authorities or agency within fourteen (14) days following its occurrence.

12.2	The affected Party shall not be liable for any delay or failure in performing any or all of its obligations due to the event of Force Majeure. However, the affected Party shall inform the other Party by fax the termination or elimination of the event of Force Majeure without delay.

12.3	Both Parties shall proceed with their obligations immediately after the cease of the event of Force Majeure or removal of the effects. The validity period of this Agreement or the prescribed period for performance of this Agreement shall be extended correspondingly.

Service Provider Initials: __________	8/11

13.	NOTICES

13.1	If to the Company: Wah fu Education Group Limited

Address: Room 505 Building No.40, No.1 Disheng North Street Economic and Technological Development Zone Beijing, China 100176
Attention: Raincy Du
Telephone contact: +86 10 8517 1378
If to the Service Provider: Gang YAO
Address: Room301, No.1, 11Floor, Fenglian Shanzhuang, Haidian District, Beijing
Contact Number：13910192869

13.2	In case of any change to the above information, the Party who makes the change shall issue a written notice to the other Party within 5 business days of the alternation. Any and all the unfavourable result(s) incurred by the failure of such notice shall be borne by the breaching Party.

13.3	Any and all issues related to this Agreement shall be notified by one Party to the other Party in writing; and only physical handover or EMS courier shall be deemed as valid and acceptable.

13.4	Any notice shall be deemed as being received under any of the below circumstance

(a)	In the event of personal handover, the signature time shall be deemed as the time of service;

(b)	In the event of EMS courier, 10 am of the third business day after the delivery date (not inclusive) shall be deemed as the time of service.

13.5	The service of notice may be fully justified by any of the following circumstances：

(a)	Being handed over by a person;

(b)	Being posted by EMS with a right indication of address as above.

13.6	It’s agreed by both Parties that any delivery action failing to meet the above stipulation shall be deemed as voidance ab initio.

14.	Entire Agreement

14.1	This statement of terms and conditions shall constitute the entire agreement between the Company and the Service Provider and supersedes all previous terms and conditions of service between the Company and the Service Provider whether given verbally or in writing all of which are deemed to be terminated by mutual consent.

Service Provider Initials: __________	9/11

15.	LANGUAGE

15.1	This Agreement is being written in the English and Chinese languages. Both languages are equally authentic.

16.	Dispute Resolution

16.1	All disputes arising from the performance of this Agreement or in connection with this Agreement shall be resolved through friendly negotiation between the Parties. If no agreement is achieved, either Party may submit the dispute to the people’s court of Chaoyang District, Beijing where the Agreement is entered.

17.	Governing Law

17.1	This Agreement shall be governed by the law of the People’s Republic of China.

18.	Miscellaneous

18.1	Independent Service Provider. Nothing contained herein or any document executed in connection herewith, shall be construed to create an employer-employee partnership or joint venture relationship between the Company and the Service Provider. The Service Provider is an independent service provider under this Agreement or and not an employee of the Company or any of its subsidiaries or affiliates. The Personal Service Income set forth in Section 3 shall be the sole consideration for the services rendered hereunder. The Service Provider will not represent to be or hold itself out as an employee of the Company and the Service Provider acknowledges that he/she shall not have the right or entitlement in or to any of the pension, retirement or other mandatory social insurance now or hereafter available to the Company's regular employees.

18.2	This Agreement shall be executed in two (2) original copies and each Party shall hold one (1) original copy.
18.3	If any provisions of this Agreement are considered invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of other provisions hereof.
18.4	This Agreement shall be effective upon execution by both Parties.
Service Provider Initials: __________	10/11

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

/s/ Yang Yu
Name: Yang YU
Position: Chairman of Directors of the Board

For and on behalf of: Wah Fu Education Group Limited

/s/ Gang Yao
Service Provider Name: Gang YAO

Service Provider Initials: __________	11/11